NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Curvature Securities, LLC (the Company) was organized as a Delaware Limited Liability Company in September 2013. The Company became a broker-dealer and subject to regulation by the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) in July 2014. As of December 30, 2016, FINRA granted the Company permission to operate pursuant to the full provisions of SEC Rule 15c3-3 (the Customer Protection Rule) and increased the Company's minimum net capital requirement from 100,000 to 250,000.

The Company's business during its fiscal year ended December 31, 2016 was as an introducing broker-dealer in effecting riskless principal transactions in U.S. government securities with its customers, on a fully-disclosed basis, through its clearing firm Industrial and Commercial Bank of China Financial Services LLC. The Company operates under the exemption afforded by subparagraph (k)(2)(ii) of Rule 15c3-3 (the Customer Protection Rule) of the Securities Exchange Act of 1934. The Company operates from offices located in New Jersey.

Accounting Policies: The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its cash in bank deposit accounts at high credit quality financial institutions. The balances, at times, may exceed federally insured limits.

Revenue Recognition: The Company introduces all customer transactions in securities traded on U.S. securities markets to another firm on a fully disclosed basis. These securities transactions, together with related commission revenues and expenses, are recorded on a trade date basis.

Income Taxes: The Company is a Limited Liability Company that is taxed as a partnership under the Internal Revenue Code regulations. Therefore, the income or losses of the Company flow through to and are taxable to its members, and no income taxes are reflected in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

NOTE 2 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of individuals and other entities. The Company's transactions are collateralized and are executed with and on behalf of its customers, including other brokers and dealers and financial institutions.

The Company introduces all customer transactions in securities traded on U.S. securities markets to another firm on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties. The Company monitors clearance and settlement of all customer transactions on a daily basis.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event of non-performance the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet-risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method permitted by SEC Rule 15c3-1 which requires that minimum net capital shall be the greater of 2% of aggregate debit items ("ADI") arising from customer transactions or $250,000. As of December 31, 2016, the Company's regulatory net capital of $25,883,039 exceeded the minimum requirement of $250,000 by $25,633,039.

The Company is subject to Rule 15c3-3 under the Securities Exchange Act of 1934. As of December 31, 2016, the Company was not required to and did not hold any customer money or securities.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company entered into an expense sharing agreement in May of 2015 with an affiliated company, to whom it pays rent and other administrative expenses. The Company's share of expenses is calculated based on estimate usage.

Allocated expenses under the agreement amounted to approximately $461,459. The balance due to the related affiliate on the statement of financial condition of $86,967 arose from the expense sharing agreement.

NOTE 5 – FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for securities owned measured at fair value as of December 31, 2016

Assets	Fair Value Measurements 12/31/2016	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Securities owned:				
US Treasury Securities	$ 499,210	$ 499,210	$ -	$ -
	$ 499,210	$ 499,210	$ -	$ -

Fair value of investment securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges when available. If quoted prices are not available, fair value is determined using matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities.

Other financial instruments, including cash and cash equivalents, prepaid expenses and other assets, accounts payable and due to affiliate, are carried at cost, which approximates their fair value because of the short term nature of these assets and liabilities.

NOTE 6 – SECURITIES AVAILABLE FOR SALE

Securities available for sale at December 31, 2016 consist of the following:

Assets	Fair Value Measurements 12/31/2016	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Securities owned:				
US Treasury Securities	$ 499,210	$ 499,210	$ -	$ -
	$ 499,210	$ 499,210	$ -	$ -

The US Treasury security matures in April 2017. There are no securities impaired at December 31, 2016.

NOTE 7 - RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

The Company has a clearing agreement with Industrial and Commercial Bank of China Financial Services LLC (ICBC) to handle the clearing and depository operations for the Company's proprietary and customer securities transactions.

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2016, consisted of the following:

Payable to Clearing Organization	$ 3,227

NOTE 8 — MEMBERS' EQUITY

During the year ended December 31, 2016, the Company received $24,000,000 in aggregate capital contributions from its parent, Curvature Holdings LLC.

NOTE 9 – CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2016.

NOTE 10 — CONCENTRATION

All commission revenue was earned from less than 10 customers.